UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Xunlei Limited

(Name of Issuer)

Common Shares, par value $0.00025 per share

(Title of Class of Securities)

98419E108**

(CUSIP Number)

Mr. JIANG Wen

Telephone: +86 13810367664

E-mail: jiangwen@xiaomi.com

Xiaomi Campus,

No. 33 Xi Erqi Middle Rd

Haidian District, Beijing

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 98419E108 is assigned to the American Depositary Shares of the Issuer, which are quoted on the NASDAQ Global Select Market under the symbol “XNET.” Each American Depositary Share represents 5 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Xiaomi Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 135,320,239 common shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 135,320,239 common shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,320,239 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.8%*
14	Type of Reporting Person CO

*	Based on 339,814,941 outstanding Common Shares outstanding as of April 15, 2020 (excluding treasury shares) as provided by the Issuer.

1	Names of Reporting Persons Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 135,320,239 common shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 135,320,239 common shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 135,320,239 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.8%*
14	Type of Reporting Person CO

*	Based on 339,814,941 outstanding Common Shares outstanding as of April 15, 2020 (excluding treasury shares) as provided by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common shares, par value $0.00025 per share (the “Common Shares”) of Xunlei Limited, a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 20-23/F, Block B, Building No. 12, No.18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the People’s Republic of China (the “PRC”).

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Xiaomi Corporation, a company incorporated in the Cayman Islands with limited liability and listed on Main Board of The Stock Exchange of Hong Kong Limited, and Xiaomi Ventures Limited, a wholly-owned subsidiary of Xiaomi Corporation organized under the laws of the British Virgin Islands (collectively, the “Reporting Persons”).

Principal business:

Xiaomi Corporation is an internet company with smartphones and smart hardware connected by an IoT platform as its core.

Xiaomi Ventures Limited’s principal business is investment holding and investment activities.

Address of principal office for each filing person:

Xiaomi Campus,

No. 33 Xi Erqi Middle Rd,

Haidian District,

Beijing

PRC

The information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of (i) Xiaomi Ventures Limited and (ii) Xiaomi Corporation (collectively, the “Related Persons”) is listed on Schedule A hereto and, in each case, is incorporated herein by reference.

None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 2, 2020, Xiaomi Ventures Limited and certain other shareholders of the Issuer (each a “Xunlei Shareholder”) each entered into a Share Purchase Agreement (each a “SPA”) with Itui International Inc. (“Itui”) and its affiliates, pursuant to which each Xunlei Shareholder agreed to exchange the Common Shares that it held for certain Series D preferred shares of Itui (the “Itui Series D Preferred Shares”). Upon completion of the exchange of shares contemplated under the SPAs, Itui (i) acquired, in aggregate, 135,320,239 Common Shares of the Issuer (the “Subject Shares”) on April 15, 2020 and (ii) issued Itui Series D Preferred Shares to Xunlei Shareholders, 69.2% of which are owned by the Reporting Persons. Under the SPA between Xiaomi Ventures Limited and Itui, Xiaomi Ventures Limited, by virtue of holding a majority of Itui Series D Preferred Shares, is entitled to certain consent rights over Itui’s exercise of some of its rights in respect of the Subject Shares. See Item 4 for details.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4.

Xiaomi Ventures Limited entered into the transaction described in Item 3 with a view to making an equity investment in Itui, using its original interests in the Issuer as consideration. Following consummation of the said transaction, Xiaomi Ventures Limited became a series D preferred shareholder of Itui, which in turn holds the Subject Shares of the Issuer. Xiaomi Ventures Limited further sought protective measures by way of having certain consent rights over Itui’s exercise of some of its rights in respect of the Subject Shares as more particularly described below in order to facilitate the potential implementation of certain arrangements which may involve the future delivery of the Subject Shares as specified in the SPA and disclosed in this Item 4.

Details of relevant provisions of the SPA are set forth below.

1.	Xiaomi Ventures Limited consent rights:

Itui shall not directly or indirectly carry out any of the following actions except with the prior affirmative vote or written consent of the holder(s) of more than fifty percent (50%) of the voting power of all outstanding Itui Series D Preferred Shares (voting together as a single class):

i.

any sale, transfer, alienation or other disposal of, and any creation or granting of any pledge, mortgage or any other encumbrance over, the legal or beneficial interest in the Common Shares acquired by Itui pursuant to the SPAs;

ii.

voting in favour of or any other actions in the capacity of shareholder approving or otherwise validating any sale, transfer, lease, license or other disposal (including exclusive licensing to a third party and other similar arrangement) of, and any creation or granting of any pledge, mortgage or any other encumbrance over, substantially all of the business or assets of the Issuer and/or its affiliates (collectively, the “Issuer Group”);

iii.

entry into and performance of any transaction in whatsoever nature between any member of the Issuer Group, on one hand, and either, Mr. Jinbo Li, his affiliates and/or any of Itui and its subsidiaries, on the other hand;

iv.

voting in favour of or any other actions in the capacity of shareholder approving or otherwise validating any amendment or change of the classification, rights, preferences, privileges or powers of, or the restrictions on the Common Shares; and

v.	voting in favour of or any other actions approving or otherwise validating any increase of the share capital of the Issuer.

2.	Possible redemption of Series D Preferred Shares of Itui:

Each holder of Itui Series D Preferred Shares shall have the right, separately and independently, at any time after April 14, 2023, to request Itui to redeem any or all of its then held Itui Series D Preferred Shares, if a Qualified Public Offering (as defined in the SPA) is not consummated or achieved on or prior to April 14, 2023. Upon the exercise of such right by any holder of Itui Series D Preferred Shares, Itui, without seeking any approval or consent from any director or shareholder of Itui, shall redeem such Itui Series D Preferred Shares; provided that, Itui may, at its sole discretion, elect to effect the foregoing special redemption requested by any holder of Itui Series D Preferred Shares by:

i.

transferring to such holder(s) of Itui Series D Preferred Shares a certain number of Common Shares held by Itui, with such number calculated as 1 Itui Series D Preferred Share equaling 2.609109 Common Shares, up to, and such number being, the total number of Common Shares such holder(s) of Itui Series D Preferred Shares initially transferred to Itui pursuant to the respective SPA(s), if all of such holder(s)’ Itui Series D Preferred Shares are redeemed, in each case, as appropriately adjusted for any share dividend, share split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the share capital of Itui or of the Issuer, as applicable;

ii.

paying such holder(s) of Itui Series D Preferred Shares an amount in cash equal to (x) the number of Common Shares calculated as should be transferred to such holder(s) in subclause (i) above, multiplied by (y) the trading price per Common Share, calculated by reference to the weighted average trading price of the Issuer’s ADS during the 20-trading day period immediately preceding such holder(s)’ notice of its/their redemption right to Itui, in case of which Itui may at its sole option, without seeking any approval or consent from any director or shareholder of Itui, sell, transfer, pledge or otherwise dispose any and all Common Shares it holds to pay such cash amount; or

iii.	a combination of (i) and (ii) above.

3.	Possible distribution of the Subject Shares:

In the event Itui has sold, assigned, granted, licensed or otherwise transferred, through a single transaction or a series of transactions, business or assets of Itui (a) the value of which represents 50% or more of the valuation of Itui according to its latest equity financing or (b) the revenue attributable to which represents 50% or more of the revenue of Itui in the most recent full financial year (whichever is triggered earlier) to the Issuer, any holder of the Itui Series D Preferred Shares shall be entitled to request Itui to, and Itui shall, without seeking any approval or consent from any director or shareholder, distribute all Common Shares held by Itui to all shareholders of Itui in accordance with their respective shareholding percentage (on an as-converted basis and subject to dilution), subject to compliance with the applicable laws, provided that:

i.	each existing shareholder’s shareholding and rights in Itui shall not be prejudiced in any way immediately after such distribution; and

ii.

participation in such distribution by grantees of awards under any duly adopted stock option plan or equity incentive plan of Itui immediately prior to the consummation of such distribution shall be generally in accordance with the following:

a)	grantees of awards granted and vested shall be entitled to participate in the distribution on basis as if such vested options/restricted share units have been exercised/issued in full;

b)

grantees of awards granted but not yet vested shall be entitled to participate in the distribution, with the Common Shares distributed to such grantees to be held in an appropriate structure and subject to the same terms and conditions for vesting as before the distribution; and

c)	the ungranted awards shall not be entitled to the distribution and any share capital reserved for such purpose shall be deemed to have not been issued.

Except as disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

Each Reporting Person shares its power to direct the vote over or the disposition of the Subject Shares with Itui, Itui Ltd. and Jinbo Li.

Itui is a company organized and existing under the laws of the Cayman Islands that principally engages in the business of developing mobile applications for social networking services. Itui Ltd. is principally an investment holding vehicle and a company organized and existing under the laws of British Virgin Islands. Itui Ltd. holds majority of the voting power of Itui and is wholly owned by Mr. Jinbo Li. The business address of each of Itui and Itui Ltd. is Taixing Building 407, 11 Huayuan East Road, Haidian District, Beijing 100191, the PRC.

Mr. Li is the chairman of the board of directors and chief executive officer of both the Issuer and Itui. Mr. Li is a PRC citizen. The business address of Mr. Li is 21-23/F, Block B, Building #12, 18 Shenzhen Bay ECO-Technology Park, Keji South Road, Yuehai Street, Nanshan District, Shenzhen, 518057, the PRC.

To the best knowledge of the Reporting Persons, during the last five years, none of Itui, Itui Ltd and Mr. Li has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in the Common Shares during the past 60 days.

(d) Except as otherwise described in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

To the best knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Series D Preferred Share Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2020

Xiaomi Ventures Limited

By:	/s/ Jun Lei
Name:	Jun Lei
Title:	Director

Xiaomi Corporation

By:	/s/ Jun Lei
Name:	Jun Lei
Title:	Chairman and Executive Director

Schedule A

Directors of Xiaomi Ventures Limited

The business address of each of the following directors is Xiaomi Campus, No. 33 Xi Erqi Middle Rd, Haidian District, Beijing, the PRC.

Name	Position with Xiaomi Ventures Limited	Present Principal Occupation	Citizenship
Jun Lei	Director	Business Management	PRC
Sameer Bhatrahalli Sundar Rao	Director		India

Xiaomi Ventures Limited does not have executive officer.

Directors and Executive Officers of Xiaomi Corporation

The business address of each of the following directors and/or executive officers is Xiaomi Campus, No. 33 Xi Erqi Middle Rd, Haidian District, Beijing, the PRC.

Name	Position with Xiaomi Corporation	Present Principal Occupation	Citizenship
Jun Lei	Chairman and Executive Director	Business Management	PRC
Bin Lin	Vice-Chairman and Executive Director		USA
Shou Zi Chew	Executive Director		Singapore
Qin Liu	Non-executive Director		PRC
Dongsheng Chen	Independent Non-executive Directors		PRC
Timothy Wai Cheung Tong	Independent Non-executive Directors		USA
Shun Tak Wong	Independent Non-executive Directors		Hong Kong, PRC
Xiang Wang	President of the group, acting CFO		PRC

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated April 24, 2020, by and among the Reporting Persons.

99.2	Series D Preferred Share Purchase Agreement, Series D Preferred Share Purchase Agreement, dated April 2, 2020, by and among Itui International Inc., Itui Hongkong Limited, Beijing Itui Online Network Technology Co., Ltd., Beijing Itui Technology Co., Ltd., Itui Ltd., Mr. Jinbo Li and Xiaomi Ventures Limited.